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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


================================================================================
1. Name and Address of Reporting Person*

     Time Warner Inc.
--------------------------------------------------------------------------------
   (Last)               (First)                 (Middle)

     75 Rockefeller Plaza
--------------------------------------------------------------------------------
                                    (Street)

     New York, NY 10019
--------------------------------------------------------------------------------
   (City)                           (State)                       (Zip)

================================================================================
2. Date of Event Requiring Statement (Month/Day/Year)

     5/10/99
================================================================================
3. IRS or Social Security Number of Reporting Person (Voluntary)


================================================================================
4. Issuer Name and Ticker or Trading Symbol

     Time Warner Telecom Inc. (TWTC)
================================================================================
5. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [   ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)

      --------------------------------------------------------------------
================================================================================
6. If Amendment, Date of Original (Month/Day/Year)


================================================================================
7. Individual or Joint/Group Filing  (Check Applicable Line)

   [   ] Form Filed by One Reporting Person

   [   ] Form Filed by More than One Reporting Person
================================================================================
             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                        3. Ownership Form:
                             2. Amount of Securities       Direct (D) or
1. Title of Security            Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                   (Instr. 4)                 (Instr. 5)            (Instr.5)
------------------------------------------------------------------------------------------------------------------------------------


Class B Common Stock,               50,363,739                   I                             (b)
------------------------------------------------------------------------------------------------------------------------------------
par value $.01 per share
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the form is filed by more than one reporting person, see Instruction
     5(b)(v).

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date         Expira-                             Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-        tion                                 of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable      Date          Title                  Shares           Security       (Instr.5)      (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                         Each share of
                                                                                         Class B Common
                                                                                         Stock is con-
                                                                                         vertible into
Class B Common                                      Class A Common                       one share of
Stock, par value                                    Stock, par value                     Class A Common
$.01 per share          Immediately                 $.01 per share         50,363,739(a) Stock             I            (b)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

   Explanation of Responses: (a) In addition, solely as a result of an agreement among Time Warner, MediaOne of Colorado, Inc., and Advance/Newhouse Communications to vote their shares in favor of each others' directors pursuant to a Stockholders Agreement dated as of May 10, 1999, Time Warner may be deemed the beneficial owner of 15,313,342 shares of Class B Common Stock owned by MediaOne of Colorado, Inc. and 15,572,919 shares of Class B Common Stock owned by Advance/Newhouse Communications.

   (b) The Class B Common Stock is held by the direct or indirect subsidiaries of Time Warner Inc. listed on Schedule 1 hereto.


by: /s/ Ed Ruggiero                                          5/20/99
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient. See Instruction 6 for procedure.

       Alternatively,   this  form  is  permitted  to  be  submitted  to  the
       Commission in electronic format at the option of the reporting person pursuant to Rule 101(b)(4) of Regulation S-T.

                                  SCHEDULE 1

               Class B Common Stock of Time Warner Telecom Inc.


FibrCOM Holdings, LP                        4,875,000

Time Warner Companies, Inc.                 3,367,609

American Television and
Communications Corporation                 15,469,415

Warner Communications Inc.                 22,510,784

TW/TAE Inc.                                 3,367,609

Paragon Communications                        773,322


(122795DTI)